Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form F-3 of our reports dated March 6, 2009, relating to the financial statements of UnionBanCal Corporation (which report expresses an unqualified opinion and includes an emphasis of a matter paragraph related to the Company’s privatization transaction during the year ended December 31, 2008) and the effectiveness of UnionBanCal Corporation’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of UnionBanCal Corporation for the year ended December 31, 2008, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

San Francisco, CA

June 4, 2009